Exhibit 99.1

TANTECH HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page
Consolidated Financial Statements
Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019 (Unaudited)	F-2
Consolidated Statements of Comprehensive Income (Loss) For the Six Months Ended June 30, 2020 and 2019 (Unaudited)	F-3
Consolidated Statements of Stockholders’ Equity For the Six Months Ended June 30, 2020 and 2019 (Unaudited)	F-4
Consolidated Statements of Cash Flows For the Six Months Ended June 30, 2020 and 2019 (Unaudited)	F-5
Notes to Consolidated Financial Statements (Unaudited)	F-6 - F-36

Tantech Holdings Ltd and Subsidiaries

Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
	2020	2019
Assets
Current Assets
Cash and cash equivalents (Note 3 at VIE)	$15,418,825	$12,440,457
Restricted cash (Note 3 at VIE)	2,830	205,520
Accounts receivable, net (Note 3 at VIE)	43,407,119	39,352,408
Inventories, net (Note 3 at VIE)	1,898,128	595,627
Advances to suppliers, net (Note 3 at VIE)	3,328,762	13,079,889
Advances to suppliers – related party	1,415,000	-
Prepaid taxes (Note 3 at VIE)	2,249,606	2,396,349
Prepaid expenses and other receivables, net (Note 3 at VIE)	81,801	91,377
Total Current Assets (Note 3 at VIE)	67,802,071	68,161,627

Property, plant and equipment, net (Note 3 at VIE)	2,419,897	2,700,034

Other Assets
Manufacturing rebate receivable (Note 3 at VIE)	7,632,838	7,746,116
Intangible assets, net (Note 3 at VIE)	12,553,791	12,959,017
Long-term Investment	23,534,705	23,883,983
Total Other Assets (Note 3 at VIE)	43,721,334	44,589,116
Total Assets (Note 3 at VIE)	$113,943,302	$115,450,777

Liabilities and Stockholders' Equity
Current Liabilities
Short-term bank loans	$6,619,370	$6,861,208
Bank acceptance notes payable (Note 3 at VIE)	1,417,830	205,520
Accounts payable (Note 3 at VIE)	2,653,740	1,650,851
Due to related parties (Note 3 at VIE)	1,055,926	1,626,120
Customer deposits (Note 3 at VIE)	3,959,521	6,955,142
Taxes payable (Note 3 at VIE)	396,930	102,704
Due to third parties	283,000	287,200
Accrued liabilities and other payables (Note 3 at VIE)	1,655,377	1,444,896
Total Current Liabilities (Note 3 at VIE)	18,041,694	19,133,641
Deferred tax liability (Note 3 at VIE)	1,758,774	1,784,875
Total Liabilities (Note 3 at VIE)	19,800,468	20,918,516

Stockholders' Equity
Common stock, $0.001 par value, 50,000,000 shares authorized, 28,888,834 and 28,853,242 shares issued and outstanding	28,889	28,853
Additional paid-in capital	39,343,954	39,310,178
Statutory reserves	6,379,276	6,379,276
Retained earnings	53,283,096	52,058,681
Accumulated other comprehensive loss	(8,986,623)	(7,590,943)
Total Stockholders' Equity attributable to the Company	90,048,592	90,186,045
Noncontrolling interest	4,094,242	4,346,216
Total Stockholders' Equity	94,142,834	94,532,261
Total Liabilities and Stockholders' Equity	$113,943,302	$115,450,777

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019
Revenues	$22,889,784	$20,950,575
Cost of revenues	19,817,263	17,271,777
Gross Profit	3,072,521	3,678,798

Operating expenses
Selling expenses	201,217	266,516
General and administrative expenses	763,945	1,480,952
Research and development expenses	302,553	35,751
Total operating expenses	1,267,715	1,783,219

Income (loss) from operations	1,804,806	1,895,579

Other income (expenses)
Interest income	17,962	31,614
Interest expense	(184,228)	(228,855)
Government subsidy income	10,926	-
Other income, net	6,593	38,200
Total other income (expenses)	(148,807)	(159,041)

Income before provision for income taxes	1,655,999	1,736,538
Provision for income taxes	684,804	545,520
Net income from continuing operations	971,195	1,191,018

Discontinued operation:
Income from discontinued operations, net of tax	-	(759,695)
Net income from discontinued operations	-	(759,695)

Net income	971,195	431,323
Less: net loss attributable to noncontrolling interest from continuing operations	(253,220)	(233,808)
Net income attributable to common stockholders of Tantech Holdings Ltd.	$1,224,415	$665,131

Net income	971,195	431,323
Other comprehensive income (loss):
Foreign currency translation adjustment	(1,394,434)	(4,059,144)
Comprehensive income (loss)	(423,239)	(3,627,821)
Less: Comprehensive loss attributable to noncontrolling interest	(251,974)	(218,403)
Comprehensive income (loss) attributable to common stockholders of Tantech Holdings Ltd.	$(171,265)	$(3,409,418)

Earnings (loss) per share - Basic and Diluted
Continuing operations	$0.04	$0.05
Discontinued operations	$-	$(0.03)
Total	$0.04	$0.02
Weighted Average Shares Outstanding - Basic and diluted
Continuing operations and discontinued operations	28,872,602	28,853,242

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Stockholders' Equity

For the Six Months Ended June 30, 2020 and 2019

(Unaudited)

				Accumulated
			Additional	Other			Non	Total
	Common Stock		Paid in	Comprehensive	Statutory	Retained	Controlling	Stockholders'
	Shares	Amount	Capital	Income (loss)	Reserves	Earnings	Interest	Equity
Balance at December 31, 2018	28,853,242	$28,853	$39,310,178	$(2,066,364)	$6,461,788	$58,333,136	$7,918,096	$109,985,687

Foreign currency translation adjustment	-	-	-	(4,074,549)	-	-	15,405	(4,059,144)
Net income (loss)	-	-	-	-	-	665,131	(233,808)	431,323

Balance at June 30, 2019	28,853,242	28,853	39,310,178	(6,140,913)	6,461,788	58,998,267	7,699,693	106,357,866

Balance at December 31, 2019	28,853,242	28,853	39,310,178	(7,590,943)	6,379,276	52,058,681	4,346,216	94,532,261

Issuance of common stock for service	35,592	36	33,776					33,812
Foreign currency translation adjustment	-	-	-	(1,395,680)	-	-	1,246	(1,394,434)
Net income	-	-	-			1,224,415	(253,220)	971,195

Balance at June 30, 2020	28,888,834	$28,889	$39,343,954	$(8,986,623)	$6,379,276	$53,283,096	$4,094,242	$94,142,834

The accompanying notes are an integral part of these consolidated financial statements.

Tantech Holdings Ltd and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019
Cash flows from operating activities
Net income	$971,195	$431,323
Net loss from discontinued operations	-	759,695
Net income from continuing operations	971,195	1,191,018
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	227,049	237,039
Amortization of intangible asset	216,781	224,708
Amortization of prepaid consulting expense	-	140,738
Loss (gain) from disposal of property, plant and equipment	2,867	(8,017)
Issuance of common stock for service	33,812	-
Changes in operating assets and liabilities:
Accounts receivable - non-related party	(4,653,105)	(2,250,145)
Advances to suppliers	9,607,140	8,132,865
Advances to suppliers- related party	(1,422,000)	-
Inventory	(1,317,697)	123,653
Prepaid expenses and other receivables	8,280	(17,958)
Manufacturing rebate receivable	-	1,591,920
Accounts payable	1,032,112	(303,835)
Accrued liabilities and other payables	232,756	(370,284)
Customer deposits	(2,908,226)	69,605
Taxes payable	409,442	(25,988)
Net cash provided by continuing operations	2,440,406	8,735,319
Net cash provided by discontinued operations	-	2,630,211
Net cash provided by operating activities	2,440,406	11,365,530

Cash flows from investing activities
Acquisition of property, plant and equipment	(9,524)	(104,815)
Proceeds from disposal of property, plant and equipment	21,450	16,214
Net cash provided by (used in) continuing operations	11,926	(88,601)
Net cash used in discontinued operations	-	(470)
Net cash provided by (used in) investing activities	11,926	(89,071)

Cash flows from financing activities
Proceeds from (repayment of) loans from third parties	-	(2,874,595)
Bank acceptance notes payable, net of repayment	1,221,327	(2,048,388)
Proceeds from bank loans	6,652,116	4,242,172
Repayment of bank loans	(6,794,316)	(4,684,372)
Repayment of loans from related parties, net	(557,765)	(534,993)
Net cash used in continuing operations	521,362	(5,900,176)
Net cash provided by discontinued operations	-	-
Net cash used in financing activities	521,362	(5,900,176)

Effect of exchange rate changes on cash, restricted cash and cash equivalents	(198,016)	(429,963)

Net increase (decrease) in cash, restricted cash and cash equivalents	2,775,678	4,946,320

Cash, restricted cash and cash equivalents, beginning of year	12,645,977	9,869,793

Cash, restricted cash and cash equivalents, end of year	$15,421,655	$14,816,113

Supplemental disclosure information:
Income taxes paid	$28,487	$581,843
Interest paid	$168,560	$237,568

The accompanying notes are an integral part of these consolidated financial statements.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Organization and nature of business

Tantech Holdings Ltd. (“Tantech” or “Tantech BVI”) is a holding company established under the laws of the British Virgin Islands on November 19, 2010. Through its 100% owned operating subsidiaries and entities controlled through VIE agreements, Tantech engages in the research and development, production and distribution of various products made from bamboo, manufacture and sell electric vehicles and non-electric vehicles, as well as investment in mining exploration. Below is a chart representing the corporate structure as of June 30, 2020:

On August 19, 2015, the Board of Directors of Tantech authorized USCNHK Group Limited (“USCNHK”), a 100% owned subsidiary in Hong Kong, to form a wholly-owned subsidiary, Lishui Tantech Energy Tech Co., Ltd. (“LishuiTantech”), as a holding company to hold its 95% equity interest in Tantech Bamboo. On April 7, 2016, LishuiTantech was registered in Lishui, China under the PRC law. On June 24, 2016, Tantech BVI, through LishuiTantech, entered into an equity purchase agreement with the five individual holders of the remaining 5% interest of Tantech Bamboo, to acquire the 5% interest of Tantech Bamboo for 1,018,935 shares of the Company’s common stock. The transfer of the 5% equity interest was completed on December 28, 2016. In July 2017, LishuiTantech changed its name to Tantech Holdings (Lishui) Co., Ltd. (“Lishui Tantech”).

Zhejiang Tantech Bamboo Technology Co., Ltd. (“Tantech Bamboo” or “Bamboo”) was established on December 31, 2005 and is engaged in manufacturing and sale of various products made from bamboo.

Zhejiang Tantech Bamboo Charcoal Co., Ltd. (“Tantech Charcoal” or “Charcoal”) was established on September 5, 2002, and is engaged in the trading business, including the export of charcoal products.

Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”), established by Tantech Bamboo on December 8, 2015, is exploring business opportunities outside Lishui area.

Zhejiang Babiku Charcoal Co., Ltd. (“Tantech Babiku” or “Babiku”), established by Tantech Bamboo on October 20, 2015, and is engaged in the production and sales of low emission BBQ charcoal.

Lishui Zhongzhu Charcoal Co., Ltd. (“Lishui Zhongzhu” or “Zhongzhu”), established by Tantech Bamboo on November 18, 2015. It changed its name to Zhejiang Zhongzhu Tourism Development Co., Ltd. on May 17, 2017.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 – Organization and nature of business (continued)

Zhejiang Tantech Energy Tech Co., Ltd. (“Tantech Energy” or “Energy”), was established on September 24, 2008. Tantech Energy engaged in the manufacturing of Electric Double-Layer Capacitor (“EDLC”) carbon. Energy was sold in July 2019. (See Note 5)

Hangzhou Tanbo Tech Co., Ltd. (“Tanbo Tech” or “Tanbo”), established by Tantech Bamboo on December 8, 2015, is exploring business opportunities outside Lishui area.

Due to business strategy change, the Company closed Lishui Zhongzhu and Tantech Babiku during the year ended December 31, 2018. As a result, together with Tantech Energy, the assets and liabilities for these discontinued entities were reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all these discontinued operations, less applicable income taxes (benefit), were reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45. (See Note 5)

Lishui Xincai Industrial Co., Ltd. (“Lishui Xincai”) was established on December 14, 2017 by an unrelated third party. On January 8, 2018, the third party transferred all of its shares in Lishui Xincai to Lishui Tantech. Since then, Lishui Xincai has been Lishui Tantech’s wholly owned subsidiary. On December 30, 2019, Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tantech Charcoal to Lishui Xincai.

On January 2, 2020, Lishui Jikang Energy Technology Co., Ltd. (“Jikang Energy”) was established as a wholly owned subsidiary of Lishui Xincai with authorized share capital of RMB 5 million. Jikang Energy is a holding company and does not conduct any substantial business.

On January 3, 2020, Tantech Bamboo transferred all of its shares in its wholly-owned subsidiary Tanbo Tech to Lishui Xincai.

On January 10, 2020, Lishui Tantech transferred all of its shares in its wholly-owned subsidiary Tantech Bamboo to Jikang Energy.

After the above transfers, Tantech Bamboo becomes the wholly-owned subsidiary of Jikang Energy. Jikang Energy, Tanbo Tech and Tantech Charcoal become the wholly-owned subsidiaries of Lishui Xincai.

On July 12, 2017, the Company acquired 70% of the equity interest of Shangchi Automobile Co., Ltd. (“Shangchi Automobile”), formerly known as Suzhou E-Motors Co., Ltd, (“Suzhou E-Motors”) from its original shareholder. Shangchi Automobile is a specialty electric vehicles and power batteries manufacturer based in Zhang Jia Gang City, Jiangsu Province, China. The 70% equity interest include 19% equity interest owned directly through Hangzhou Jiyi Investment Management Co., Ltd (“Jiyi”) and 51% equity interest owned through Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”). Jiyi is 100% owned through Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”), who is, in turn, wholly owned by Euroasia International Capital (“Euroasia”), a 100% owned subsidiary of the Company. Wangbo is an entity which is controlled through a series of contractual agreements (Note 3).

On November 13, 2018, the Company established Shenzhen E-Motors New Energy Sales Co., Ltd. (“Shenzhen E-Motors”), a sales subsidiary through Shangchi Automobile. As a result, the Company ultimately controls 70% equity interest of Shangchi Automobile and its subsidiary Shenzhen E-Motors and accounts of Shangchi Automobile and Shenzhen E-Motors are consolidated into those of the Company.

Euroasia is incorporated in Hong Kong, PRC. Jiamu is incorporated in Shanghai, PRC. Both Jiyi and Wangbo are incorporated in Hangzhou, PRC. Euroasia also has a fully owned subsidiary Euroasia New Energy Automotive (Jiangsu) Co., Ltd (“Euroasia New Energy”). They are all investment holding companies with no significant business activities. (Collective “E-Motor Holdings”).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of significant accounting policies

Principal of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of Tantech BVI and its subsidiaries, and entities controlled through a series of agreements known as variable interest agreements (“VIE”) (collectively, the “Company”). All significant inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interest represents 30% of the equity interest in Shangchi Automobile and its subsidiary Shenzhen E-Motors owned by Zhangjiagang Jinke Chuangtou Co., Ltd., which is not under the Company's control.

Business Combinations

Business combinations are accounted for under the purchase method of accounting. Under the purchase method, assets and liabilities of the business acquired are recorded at their estimated fair values as of the date of acquisition with any excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired recorded as goodwill. Results of operations of the acquired business are included in the income statement from the date of acquisition.

Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations (which we presented as operations to be disposed and operations disposed), less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the fair value estimates used in the purchase price allocation, the useful lives of property and equipment and intangible assets, allowances pertaining to the allowance for doubtful accounts and advance to suppliers, the valuation of inventories, the impairment of long-lived assets, and the realizability of deferred tax assets.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers, other receivables, accounts payable, customer deposits, accrued expenses, short term bank loans and bank acceptance notes payable approximates their recorded values due to their short-term maturities.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

Restricted Cash

Restricted cash represents required cash deposits as a part of collateral for bank acceptance notes payable and letters of credit. The Company is required to maintain 0% to 100% of the balance of the bank acceptance notes payable in restricted cash to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. All of the Company’s cash is maintained with banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company's sales are credit sales which are primarily to customers whose ability to pay is dependent upon the industry economics prevailing in these areas. The Company also makes cash advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of significant accounting policies (continued)

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or net realizable value. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Advances to Suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make cash advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to refund an advance or provide supplies to the Company.

Property and Equipment and Construction in Progress

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Buildings	20 years
Machinery and equipment	5 - 10 years
Transportation equipment	4 - 5 years
Office equipment	4 - 5 years
Electronic equipment	3 - 5 years

Repairs and maintenance costs are normally charged to earnings in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Construction in progress includes direct costs of construction or acquisition of equipment, interest expense associated with the loans used for the construction and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for its intended use.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of significant accounting policies (continued)

Intangibles assets, net

Intangible assets are acquired individually or as part of a group of assets, and are initially recorded at their fair value. The cost of a group of assets acquired in a transaction is allocated to the individual assets based on their relative fair values.

The estimated useful lives of the Company’s intangible assets are as follows:

Estimated Useful Life
Licenses and permits	Indefinite
Software	5 - 10 years
Land use right	50 years
Patents	10 years

The Company evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired.

The Company evaluates licenses and permits for impairment at least annually or whenever indicators of impairment are present. For the year ended December 31, 2019, the Company recorded an impairment of $1,103,332 for the licenses and permits acquired from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors) in fiscal 2017. There was no intangible assets impairment for the six months ended June 30, 2020 and 2019.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill and other indefinite-lived intangible assets. This test is performed by management annually or more frequently if the Group believes impairment indicators are present. The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using the income approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss in general and administrative expenses.

As of December 31, 2019, the Company wrote off the goodwill acquired from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors) in fiscal 2017 of $8,480,668.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of significant accounting policies (continued)

Long term investments

The Company accounts for investment in equity investees over which it has significant influence but does not own a majority of the equity interest or lack of control using the equity method. For investment in equity investees over which the Company does not have significant influence or the underlying shares the Company invested in are not considered in-substance common stock and have no readily determinable fair value, the cost method accounting is applied.

The Company records the equity method investments at historical cost and subsequently adjusts the carrying amount each period for share of the earnings or losses of the investee and other adjustments required by the equity method of accounting. Dividends received from the equity method investments are recorded as reductions in the cost of such investments. The Company records the cost method investments at historical cost and subsequently record any dividends received from the net accumulated earnings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reductions in the cost of the investments.

Investment in equity investees are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Customer Deposits

Customer deposits represent amounts received from customers in advance of shipments relating to the sales of the Company’s products.

Due to Third Parties

Due to third parties represent amounts the Company borrowed from third parties for working capital purpose. The due to third parties balance are unsecured, interest-free and due upon demand. As of June 30, 2020 and December 31,2019, the due to third parties balance amounted to $283,000 and $287,200, respectively.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. The new standard establishes a right-of-use model (“ROU”) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

The Company adopted this standard on January 1, 2019 on a modified retrospective basis and elected the practical expedients permitted under the transition guidance, which allows the Company to carryforward the historical lease classification, the assessment on whether a contract is or contains a lease, and the initial direct costs for any leases that exist prior to adoption of the new standard. Leases with an initial term of 12 months or less are not recognized on the balance sheet and the associated lease payments are included in the consolidated statements of comprehensive income (loss) on a straight-line basis over the lease term.

The new standard has no material effect on the consolidated financial statements as the Company does not have a lease with a term longer than 12 months.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of significant accounting policies (continued)

Revenue Recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues for the years ended December 31, 2019 and 2018 were presented under ASC 606, and revenues for the year ended December 31, 2017 was not adjusted and continue to be presented under ASC Topic 605, Revenue Recognition. There is no adjustment to the opening balance of retained earnings at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

The Company’s revenues are primarily derived from the following sources:

Sales of products:  The Company recognizes sales revenue, net of sales taxes and estimated sales returns, at the time the product is delivered to the customer and control is transferred (point of sale).

Commission income: The Company acts as an agent without assuming the risks and rewards of ownership of the goods and reports the revenue on a net basis. Revenue is recognized based on the completion of the contracted service.

Government manufacturing rebate income: The Company sells electric vehicles in China and is eligible for a government manufacturing rebate on each qualifying electric vehicle sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebates can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the criteria set by the government.

Revenue is reported net of all value added taxes. The Company does not routinely permit customers to return products and historically, customer returns have been immaterial.

Cost of Revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or market adjustments is also recorded in cost of revenues.

Shipping and Handling

Shipping and handling costs are expensed as incurred and included in selling expenses.

Subsidy Income

The Company periodically receives various government grants such as “High Technology Projects Subsidy” and “Scientific Research Grant”. There is no guarantee the Company will continue to receive such grants in the future.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of significant accounting policies (continued)

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company’s subsidiaries in the PRC is the RMB, the currency of the PRC.  Any subsidiary transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of comprehensive income (loss) as foreign currency transaction gain or loss. The consolidated financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in stockholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	Six months ended June 30, 2020		Six months ended June 30, 2019		December 31, 2019
US$: RMB exchange rate	Period End	$0.1415	Period End	$0.1457	Period End	$0.1436
	Average	$0.1422	Average	$0.1474	Average	$0.1448

Comprehensive Income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of stockholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustment from those subsidiaries not using the U.S. dollar as their functional currency.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of significant accounting policies (continued)

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the six months ended June 30, 2020 and 2019. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30, 2020 and December 31, 2019. All tax returns since the Company’s inception are subject to examination by tax authorities.

Value Added Tax (“VAT”)

The Company is subject to VAT for selling merchandise. The applicable VAT rate is 11% or 13% or 17% (depending on the type of goods involved) for products sold in the PRC. The applicable VAT rate of 17% and 11% decreased to 16% and 10% starting from May 2018, and further decreased to 13% and 9% from April 1, 2019. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Earnings (loss) per Share (“EPS”)

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”), and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended June 30, 2020 and 2019, there were 1,078,045 warrants not included in the diluted income (loss) per share as they would be anti-dilutive.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of significant accounting policies (continued)

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Reclassification

Due to business strategy change, during the year ended December 31, 2019, the Company sold Tantech Energy. In connection with the discontinued operations of the business, certain prior period amounts have been reclassified to conform to the current period presentation.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to affect the remittance.

The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

COVID-19

The Company’s operations are affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. The Company’s business has been negatively impacted by the COVID-19 coronavirus outbreak to certain extent.

From late January 2020 to the middle of February 2020, the Company had to temporarily suspend our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, the Company experienced difficulty delivering our products to the customers on a timely basis. In addition, due to the COVID-19 outbreak, some of the customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

During the six months ended June 30, 2020, the Company’s revenues for consumer product segment decreased approximately 22% as compared to the same period of last year, however, the sales for trading segment increased signifyingly for approximately due to the significant increased demand for bamboo charcoal used for air purification and sanitation products.

As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the government. However, there is still significant uncertainty regarding the possibility of a second wave of infections, and the breadth and duration of business disruptions related to COVID-19, which could continue to have material impact to the Company’s operations.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 2 – Summary of significant accounting policies (continued)

Recent accounting pronouncements (continued)

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. This guidance does not have a material impact on the consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Group’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have material impact on the condensed consolidated financial position, statements of operations and cash flows.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 3 – Variable Interest Entity

The VIE contractual arrangements

Wangbo, Shangchi Automobile and its subsidiary, Shenzhen E-Motors, are controlled through contractual arrangements in lieu of direct equity ownership by the Company. These agreements include an Exclusive Management Consulting and Technology Agreement, two Equity Pledge Agreements, two Exclusive Call Option Agreements, two Proxy Agreements and two Powers of Attorney (collectively “VIE Agreements”). Pursuant to the above VIE Agreements, Jiamu has the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. All the above contractual agreements obligate Jiamu to absorb a majority of the risk of loss from Wangbo’s activities and entitle Jiamu to receive a majority of their residual returns. In essence, Jiamu has gained effective control over Wangbo. Wangbo owns 51% and Jiyi owns 19% of Shangchi Automobile respectively. A third party owns 30% of Shangchi automobile.

In accordance with accounting standards regarding consolidation of variable interest entities, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. The VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes. Therefore, the Company believes that Wangbo should be considered as a Variable Interest Entity (“VIE”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”.

Jiamu is deemed to have a controlling financial interest in and be the primary beneficiary of Wangbo because it has both of the following characteristics:

●	The power to direct activities at Wangbo that most significantly impact such entity’s economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from Wangbo that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Wangbo, Wangbo pay service fees equal to 95% of their net profit after tax payments to Jiamu. At the same time, Jiamu is obligated to absorb a majority of Wangbo’s losses. Such contractual arrangements are designed so that the operation of Wangbo is for the benefit of Jiamu and ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIE and the VIE’s shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIE may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIE to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 3 – Variable Interest Entity (continued)

The Company’s ability to conduct its business through its VIE may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and its VIE’s subsidiary in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and its shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE.

The following assets and liabilities of the consolidated VIE were included in the accompanying consolidated financial statements of the Company as of June 30, 2020 and December 31, 2019 after elimination of intercompany balances:

	June 30, 2020	December 31, 2019
Current assets
Cash and cash equivalents	$12,632	$70,420
Restricted cash	2,830	205,520
Accounts receivable, net	77,031	795,240
Prepaid taxes	900,419	894,051
Inventories, net	239,564	239,222
Advances to suppliers, net	393,929	93,241
Prepaid expenses and other receivables, net	73,158	73,378
Total Current Assets	1,699,563	2,371,072

Non-current assets
Property, plant and equipment, net	1,037,887	1,139,398
Manufacturing rebate receivable	7,632,838	7,746,116
Intangible assets, net	12,364,730	12,764,272
Total Assets	$22,735,018	$24,020,858

Current liabilities
Bank acceptance notes payable	$2,830	$205,520
Accounts payable	1,157,955	1,165,718
Customer deposits	417,774	113,657
Due to related parties	978,509	943,584
Accrued liabilities and other payables	698,353	442,280
Total Current Liabilities	3,255,421	2,870,759
Non-current liabilities
Deferred tax liability	1,758,774	1,784,875
Total Liabilities	$5,014,195	$4,655,634

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 4 — Liquidity

For the year ended December 31, 2019, the Company had a significant decrease in net income. In addition, the Company closed Babiku and Zhongzhu, and sold Tantech Energy’s remaining operation due to business strategic changes during the years ended December 31, 2019 and 2018. All of these events had significant impact on the Company’s operations.

For its consumer product sector, the Company significantly cut its sales to supermarket customers because of long-aged accounts receivable from these supermarket customers as online shopping has become increasingly popular. The Company has been experiencing longer collection periods. That leads to higher balances of accounts receivable as compared to prior years. Meanwhile, the EV sector is also experiencing delays of government rebate processing time and reduction of the amount of government rebates on eligible vehicles.

Due to a successful equity financing which resulted in net proceeds of $5.6 million in September 2017, the Company still had approximately $15.4 million cash on hand as of June 30, 2020. Although the Company maintains a positive working capital as of June 30, 2020 and generated positive cash flows from its operations during the six months ended June 30, 2020, the future operations of the Company depend on whether or not the Company can successfully collect its accounts receivable and utilize its advances, as well as how the change of government policies affect its new EV business. Without additional equity financing, the Company may heavily rely on bank borrowings or shareholder/related party loans to fund its working capital needs. As of June 30, 2020 and December 31, 2019, the Company had a short-term loan balance of approximately $6.6 million and $6.9 million, respectively. In addition, the Company had bank acceptance notes payable balance of approximately $1.4 million and $0.2 million as of June 30, 2020 and December 31, 2019, respectively. Any failure to renew these bank borrowings upon their maturities could have an adverse impact on the Company’s operations.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, additional equity financing and the continuing financial support by its shareholders and its affiliates controlled by its principal shareholder, if necessary, in the near future to ensure sufficient working capital. The Company has implemented a stricter policy on sales to supermarkets and less credible customers and continues to improve its collection efforts on accounts with outstanding balances. The Company is actively working with other customers and suppliers and expects to fully collect or utilize the rest of prepayment balance in 2020.

The Company is also working closely with the local government to speed up the collection process of the outstanding government rebate balance in 2020. With disposal of its EDLC business and placing focus on manufacturing of more marketable consumer products, the Company is shifting its strategy to cut back costs and ensure profitability. Although the Company is currently not generating net income from its EV sector, it has been focusing on reducing the costs and expenses and developing other non-rebate alternative energy products. The Company plans to fund this sector through additional private placement and continued support from the parent company even without timely receipt of government rebate. The principal shareholder of the Company, along with the affiliated entity, Forasen Group, has made pledges to provide financial support to the Company whenever necessary.

Based on its current operating plan, management believes that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirements for at least next twelve months from the date of this report.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 5 – Discontinued operations

On June 26, 2019, the Company entered a share transfer agreement to sell all of its shares in Tantech Energy to an unrelated third party with a consideration of RMB 6,500,000 (approximately US$941,000).

The aggregated financial results of the discontinued business are set forth below for the six months ended June 30, 2019:

For the six months ended June 30, 2019
Revenue	$3,049,583
Cost of revenues	3,279,306
Gross profit (loss)	(229,723)
Operating expenses	530,486
Income (loss) from operations	(760,209)
Other income, net	514
Income before income taxes	(759,695)
Income taxes	-
Income from discontinued operations, net of tax	$(759,695)

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 6 – Accounts receivable

Accounts receivable consisted of the following:

	June 30， 2020	December 31, 2019
Accounts receivable – non-related parties	$49,025,075	$45,083,689
Allowance for doubtful accounts	(5,617,956)	(5,731,281)
Accounts receivable, net	$43,407,119	$39,352,408

The movement of allowance for doubtful accounts at June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020	December 31, 2019
Balance at beginning of year	$5,731,281	$4,682,592
Change of allowance for doubtful accounts	(29,511)	1,286,997
Translation adjustments	(83,814)	(238,308)
Balance at end of year	$5,617,956	$5,731,281

Note 7 – Inventory

Inventory consisted of the following:

	June 30, 2020	December 31, 2019
Raw materials	$463,743	$515,658
Finished products	1,433,722	79,269
Work in process	663	700
Total Inventory	$1,898,128	$595,627

No lower of cost or net realizable value adjustment was recorded at June 30, 2020. For the year ended December 31, 2019, the Company recorded inventory write-offs in the amounts of $1,030,236.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 8 – Advances to suppliers

	June 30, 2020	December 31, 2019
Advances to suppliers	$4,823,594	$14,596,906
Allowance for doubtful accounts	(1,494,832)	(1,517,017)
Advances to suppliers, net	3,328,762	13,079,889
Less: Advances to suppliers, non-current	-	-
Advances to suppliers, current	$3,328,762	$13,079,889

The movement of allowance for doubtful accounts at June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020	December 31, 2019
Balance at beginning of year	$1,517,017	$1,426,769
Change of allowance for doubtful accounts	-	162,859
Translation adjustments	(22,185)	(72,611)
Balance at end of year	$1,494,832	$1,517,017

 Advances to suppliers – non-current

	June 30, 2020	December 31, 2019
Zhibo Jieli Special Battery Material Co., Ltd *	$424,500	$437,100
Allowance for doubtful accounts	(424,500)	(437,100)
Advances to suppliers – non-current, net	$-	$-

* representing the prepayments made to acquire machinery.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 9 – Manufacturing rebate receivable

On September 13, 2013, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission issued a joint announcement that in order to promote the development, sale and use of alternative energy vehicles, Chinese government will continue to provide a manufacturing rebate for qualifying alternative energy vehicles sold. The government rebate is paid to the Company on behalf of our customer for a portion of selling price, for which, our customer does not need to pay at the time of purchase. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers after sales are finalized and paperwork regarding the eligible mileages is submitted. Based on the criteria listed, Shangchi Automobile (formerly known as Suzhou E-Motors) was eligible for approximately $6,000 and $29,400 in government manufacturing rebates for each of the qualifying electric vehicles sold during the years ended December 31, 2018 and 2017, respectively, because the management believes that the electric vehicles sold met all the criteria set by the government and the collection of these manufacturing rebates is reasonably assured.

Shangchi Automobile did not make sales of electric vehicles during the six months ended June 30, 2020 and 2019, respectively, and recognized $Nil manufacturing rebate income as part of revenue for the six months ended June 30, 2020 and 2019, respectively.

As of June 30, 2020, the manufacturing rebate receivable was $7,632,838 (RMB 53,942,315), including $4,188,400 (RMB 29,600,000) of manufacturing rebate receivable related to qualified electric vehicles sold in fiscal 2016, $2,816,778 (RMB 19,906,560) of manufacturing rebate receivable related to qualified electric vehicles sold in fiscal 2017 and $627,659 (RMB 4,435,755) of manufacturing rebate receivable related to qualified electric vehicles sold in fiscal 2018. The Company has not received the full payment of those eligible government rebates for the sales made in the fiscal year 2016 due to the recent slower processing of rebates. The Company is currently working closely with the local government to speed up the collection process of the outstanding government rebate balance.

Note 10 – Property, plant and equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	June 30, 2020	December 31, 2019
Building	$5,123,313	$5,199,348
Machinery and Production equipment	1,874,073	1,901,886
Electronic equipment	237,347	240,606
Office equipment	55,143	55,961
Automobiles	461,577	501,156
Construction in progress	122,999	117,014
Subtotal	7,874,452	8,015,971
Less: Accumulated depreciation	(5,454,555)	(5,315,937)
Property, plant and equipment, net	$2,419,897	$2,700,034

Depreciation expense was $227,049 and $446,849 for the six months ended June 30, 2020 and 2019, respectively, among which $227,049 and $237,039 were for continuing operations, respectively.

As of June 30, 2020 and December 31, 2019, building with net book value of $ 890,746 (all from continuing operations) and $966,201 (all from continuing operations), respectively, were pledged as collateral for bank loans (Note 12).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 11 – Intangible assets, net

	June 30, 2020	December 31, 2019
Software	$23,959	$24,314
Electric vehicle registered license**	11,725,157	11,899,171
Land use rights*	283,591	287,800
Patents**	4,245,000	4,308,000
Subtotal	16,277,707	16,519,285
Less: Accumulated amortization	(3,723,916)	(3,560,268)
Intangible assets, net	$12,553,791	$12,959,017

*There is no private ownership of land in China. Land is usually owned by the local government and the government grants land use rights for specified terms. The Company acquired two land use rights from the local government in December 2002 and September 2008 for periods of 50 years. As of June 30, 2020 and December 31, 2019, land use rights with net book value of $ 189,061 (all from continuing operations) and $194,745 (all from continuing operations), respectively, were pledged as collateral for bank loans (Note 12). The land use rights are amortized over 50 years and the software is amortized over 5 years.

** Electric vehicle registered license and patents on specialty electric vehicles resulted from the acquisition of Shangchi Automobile (formerly known as Suzhou E-Motors). For the year ended December 31, 2019, the Company recorded an impairment of $1,103,332 for the registered license.

Amortization expense for intangible assets totaled $216,781, and $240,770 for the six months ended June 30, 2020 and 2019, respectively, among which $216,781 and $224,708 were for continuing operations, respectively.

Note 12 – Short-term bank loans

The Company’s short-term bank loans consist of the following:

	June 30, 2020	December 31, 2019
Loan payable to Bank of China Lishui Branch	$3,930,870	$4,132,808
Loan payable to SPD Bank Lishui Branch	2,688,500	2,728,400
Total	$6,619,370	$6,861,208

On January 6, 2020, Tantech Bamboo entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,515,870 (RMB 17.78 million) for six months with annual interest rate of 5.88%. The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.7 million (RMB25,960,000). The loan was also guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company and his wife, Yefang Zhang and Lishui Jiuanju Commercial Trade Co., Ltd., a related party, which the president of which was also the present CEO and previous COO of the Company. Subsequent to the period end, the Company repaid the loan upon maturity.

On January 6, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $1,415,000 (RMB 10 million) for six months with annual interest rate of 4%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang and Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by two properties owned by Zhengyu Wang and Yefang Zhang and building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $1.4 million (RMB 10 million). Subsequent to the period end, the Company repaid the loan upon maturity.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 12 – Short-term bank loans (continued)

On April 27, 2020, Tantech Bamboo entered into a short-term loan agreement with Shanghai Pudong Development Bank (Lishui Branch) to borrow $2,688,500 (RMB 19 million) for one year with fixed annual interest rate of 4.785%. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.1 million (RMB29,250,000).

As of June 30, 2020, total bank loans payable amounted to $6,619,370.

On February 26, 2019, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $1,436,000 (RMB 10 million) for one year with annual interest rate of 4.35%. The purpose of the loan was for working capital needs. The loan was guaranteed by Tantech Bamboo, two individual related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company and his wife, Yefang Zhang and a third party, Zhejiang Meifeng Tea Industry Co., Ltd. The loan was also collateralized by two properties owned by Zhengyu Wang and Yefang Zhang. The loan was fully repaid upon maturity in January 2020.

On March 18, 2019, Tantech Bamboo entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow $2,696,808 (RMB 18.78 million) for one year with annual interest rate of 6.05%. The purpose of the loan was to fund working capital needs. The loan was collateralized by building and land use right of Tantech Bamboo with maximum guaranteed amount up to approximately $3.7 million (RMB25,960,000). The loan was also guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company and his wife, Yefang Zhang and Lishui Jiuanju Commercial Trade Co., Ltd., a related party, which the president of which was also the present CEO and previous COO of the Company. The loan was fully repaid upon maturity in January 2020.

On November 4, 2019, Tantech Bamboo entered into a short-term loan agreement with Shanghai Pudong Development Bank (Lishui Branch) to borrow $2,728,400 (RMB 19 million) with fixed annual interest rate of 5.22% and mature date of April 30, 2020. The purpose of the loan was to fund working capital needs. The loan was guaranteed by three related parties, Zhengyu Wang, Chairman of the Board and previous CEO and his wife, Yefang Zhang and Forasen Group Co., Ltd., a company owned by Zhengyu Wang and Yefang Zhang. The loan was also collateralized by building and land use right of Tantech Energy with maximum guaranteed amount up to approximately $4.2 million (RMB29,250,000). The loan was fully repaid upon maturity in April 2020.

As of December 31, 2019, total bank loans payable amounted to $6,861,208.

For the six months ended June 30, 2020 and 2019, the interest expense related to bank loans was $160,148 and $222,959, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 13 – Bank acceptance notes payable

Bank acceptance notes payable do not carry a stated interest rate but have a specific due date usually for a period of up to one year. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts of 0% to 100% of the balances of the bank acceptance notes. As of June 30, 2020 and December 31, 2019, deposits of $2,830 and $205,520 were reported as restricted cash on balance sheet.

Bank acceptance notes payable consisted of the following:

		June 30, 2020	December 31, 2019
Bank acceptance notes payable issued by SPD Bank Zhang Jiagang Branch	(a)	$-	$205,520
Bank acceptance notes payable issued by SPD Bank Zhang Jiagang Branch	(b)	2,830	-
Bank acceptance notes payable issued by SPD Bank Zhang Lishui Branch	(c)	1,415,000	-
Total		$1,417,830	$205,520

(a)	Bank acceptance notes payable of $205,520 (RMB1,431,200) issued by Shanghai Pudong Development Bank Zhang Jiagang Branch with due date on January 12, 2020. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability.

(b)	Bank acceptance notes payable of $2,830 (RMB20,000) issued by Shanghai Pudong Development Bank Zhang Jiagang Branch with due date on December 10, 2020. The Company is required to maintain restricted cash deposits at 100% of the notes payable with the bank, in order to ensure future credit availability.

(c)	Bank acceptance notes payable of $1,415,000 (RMB10,000,000) issued by Shanghai Pudong Development Bank Lishui Branch with due date on April 19, 2021. No restricted cash deposits were required by the bank due to the Company had sufficient bank balance with SPD Bank Lishui Branch.

Note 14 – Related Party Balances and Transactions

The balances due to related parties were as follows:

	March 31, 2020	December 31, 2019
Dr. Henglong Chen and his affiliates *	$969,430	$932,616
Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company until December 6, 2019	693,138	692,140
Mr. Wangfeng Yan, CEO of the Company since December 7, 2019 and his affiliate Lishui JiuAnJu Commercial Trade Co., Ltd.	(606,642)	1,364
Total	$1,055,926	$1,626,120

* Dr. Henglong Chen is the original shareholder of Shangchi Automobile (formerly known as Suzhou E-Motors). The Company acquired his 70% equity interest in Shangchi Automobile and issued 2,500,000 restricted shares of Tantech’s common stock to him in connection with the acquisition of Shangchi Automobile. As of June 30, 2020 and December 31, 2019, the amount due to Dr. Henglong Chen and his affiliates were $969,430 and $932,616, respectively.

As of June 30, 2020 and December 31, 2019, the Company also borrowed $693,138 and $692,140 from Forasen Group and its affiliates, controlled by Mr. Zhengyu Wang, Chairman and previous CEO of the Company, for working capital purpose.

Tantech’s subsidiary made advances in June 2020 to Lishui JiuAnJu Commerical Trade Co., Ltd. (“LJC”), a company controlled by Mr. Wangfeng Yan, the CEO of Tantech since December 7, 2019. The balance due from LJC was $623,731 as of June 30, 2020 which was fully repaid in early July 2020. Mr. Wangfeng Yan also made advances to the Company. The balance due to Mr. Wangfeng Yan was $17,089 and $1,364 as of June 30, 2020 and December 31, 2019, respectively.

All balances of due to/due from the related parties were unsecured, interest-free and due upon demand.

The Company’s major shareholder Mr. Zhengyu Wang and his wife Ms. Yefang Zhang, as well as related party entities controlled by Mr. Wang, provided guarantees to the Company’s bank loans (Note 12).

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 14 – Related Party Balances and Transactions (continued)

Advance to vendors – related party

During the six months ended June 30, 2020, the Company made advance of $1,415,000 (RMB 10 million) to Lishui Jiuanju Commercial Trade Co., Ltd., a company controlled by our CEO, Mr. Wangfeng Yan, to purchase bamboo charcoal materials. The transaction was in the normal course of business and the materials were subsequently received in July 2020.

Note 15 – Commitments and Contingencies

Guaranty provided for related party

In July 2017, Tantech Energy provided a guarantee with a bank on behalf of Forasen Group for maximum amount of approximately $8 million (RMB 57,070,000) by pledging certain land and building as the collateral for the loan and notes. The guarantee will expire on July 23, 2020.

In March 2019, Tantech Bamboo provided a guarantee with a bank for Zhejiang Forasen Food Co., Ltd. (“Forasen Food”) for maximum amount of approximately $1.4 million (RMB 10 million) by pledging certain land and building as the collateral for the loan and notes. The guarantee will expire on March 4, 2022. Forasen Food is controlled by Ms Yefang Zhang who is the Company’s director.

Operating lease

Shangchi Automobile leased certain factory facilities under operating leases through May 9, 2019. The annual rent under operating lease agreement was approximately $142,200 (RMB 1 million). This agreement was renewed for the period from May 10, 2019 to August 31, 2019 with daily rent of approximately $400 (RMB2,740). On August 10, 2019, Shangchi Automobile signed a new operating lease agreement with the landlord for one year until August 9, 2020 with annual rent of approximately $142,200 (RMB 1 million). Shangchi Automobile is currently working on renewing the lease.

Shenzhen E-Motors leased office space under operating leases for one year from November 12, 2018 to November 11, 2019 with annual rent of approximately $13,300 (RMB93,600). The lease agreement was renewed for another year until November 11, 2020.

Tantech Bamboo leased factory facilities and office space from Tantech Energy after Tantech Energy was sold in July 2019 under operating leases until December 31, 2019 with rent free for the whole period in 2019. This agreement was renewed for another year from January 1, 2020 to December 31, 2020 with annual rent of approximately $176,000 (RMB1,238,784).

The rental expense for the six months ended June 30, 2020 and 2019 were $56,615 and $79,481, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 15 – Commitments and Contingencies (continued)

Contingency

In May 2018, our wholly owned subsidiary Tantech Bamboo signed an agreement with other co-guarantors to jointly and severally guarantee the share repurchase obligation of Forasen Group, in favor of an unrelated third party. Such third party filed a complaint to claim a payment of approximately $4.2 million (RMB 29.50 million) against Forasen Group, together with the guarantors on January 9, 2019. On August 30, 2019, the court issued a settlement by which another third party agreed to purchase the shares from the plaintiff by paying approximately $13 million (RMB 90 million), and all the co-guarantors including Tantech Bamboo jointly and severally guarantee the payment obligation regarding the $13 million (RMB 90 million) and other possible fees, for three years from June 30, 2020, the due date of the share purchase payment obligation. The other third party has paid approximately $4.6 million (RMB 32.06 million) and approximately $8.4 million (RMB 57.94 million) remains unpaid.

Accordingly, in June 2020, Lishui Jiuanju Commercial Trade Co., Ltd. (“LJC”), a company controlled by our CEO, Mr. Wangfeng Yan, issued to Tantech Bamboo an anti-guaranty guaranty to guarantee Tantech Bamboo’s potential payment obligation, and a bank statement of approximately $10.1 million (RMB 70 million). Therefore, the Company’s PRC counsel believes Tantech Bamboo’s legal risk has been relieved to some extent. The company believes that it is more likely than not that LJC will perform its guaranty obligation and Tantech Bamboo will not need to make the payment.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 16 – Stockholders’ equity

On September 19, 2018, the Company issued 150,000 shares of common stock to three individuals for consulting services to be provided for the period from September 19, 2018 to May 18, 2019, which were valued at $243,000 based on the quoted market price at issuance. The entire cost of $243,000 was amortized over the 8-month service period using straight line method.

On March 23, 2020, the Company issued 35,592 shares of common stock to an individual for consulting services provided for the period from September 2019 to February 2020, which were valued at $33,812 based on the quoted market price at issuance.

Warrants registered in September 2017 Offering

In connection with the September 2017 offering, the Company registered and issued warrants to purchase an aggregate of 1,078,045 common shares, consisting of 945,654 investor warrants (the “Investor Warrants”) and 132,391 placement agent warrants (the “Placement Agent Warrants”). All warrants carry a term of 5 years. The Investor Warrants are exercisable at $4.25 per share and the Placement Agent Warrants are exercisable at $4.675 per share. The Investor Warrants can be exercisable immediately as of the date of issuance. The Placement Agent Warrants are not exercisable for a period of 180 days after the effective date of the offering. A holder of the warrants also will have the right to exercise its warrants on a cashless basis if the registration statement or prospectus contained therein is not available for the issuance of the common shares issuable upon exercise thereof. The exercisability of the warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% of the Company’s common shares.

Management determined that these warrants are equity instruments because the warrants are indexed to its own stock. The warrants were recorded at their fair value on the date of grant as a component of stockholders’ equity. As of June 30, 2020, the total number of warrants outstanding was 1,078,045 with remaining life of 2.5 years. No warrants were exercised since the issuance date.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 17 – Noncontrolling Interests

A reconciliation of non-controlling interest as of June 30, 2020 and December 31, 2019 is as follows:

	June 30, 2020	December 31, 2019
Beginning Balance	$4,346,216	$7,918,096
Proportionate shares of net loss	(253,220)	(3,601,728)
Foreign currency translation adjustment	1,246	29,848

Total	$4,094,242	$4,346,216

As of June 30, 2020 and December 31, 2019, the noncontrolling interests balances represented the noncontrolling shareholder’s 30% equity interests in Shangchi Automobile (formerly known as Suzhou E-Motors) and its subsidiary Shenzhen E-Motors.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 18 – Long term investments

On January 10, 2018, the Company invested approximately $18.2 million (or RMB 120 million) to acquire 18% equity interest in Libo Haokun Stone Co., Ltd. (“Libo Haokun”). Libo Haokun holds a government-issued permit and has the exclusive right to mine a 0.11-square-kilometer marble quarry in the southwestern province of Guizhou province, China. Libo Haokun obtained the permit to mine the quarry from the local government in September 2016.

On November 29, 2019, the Company entered into an investment agreement (the “Investment Agreement”) with Jingning Zhonggang Mining Co., Ltd. (“Jingning Zhonggang”) through Lishui Tantech to acquire 18% of the equity interest of Fuquan Chengwang Mining Co., Ltd. (“Fuquan Chengwang”), a wholly-owned subsidiary of Jingning Zhonggang, at a price of RMB 46.323 million (approxiamately $6.65 million). The consideration equals 18% of RMB 257.354 million, the value of the mining right under a permit being renewed by Fuquan Chengwang according to an evaluation report. Fuquan Chengwang is a basalt mining company. It is renewing a government-issued mining permit which expired on May 20, 2019. The mining permit would provide it the right to mine a 0.2607-square-kilometer basalt quarry in Fuquan City, Guizhou Province, China.

Pursuant to the Investment Agreement, Tantech is obligated to pay the consideration within 30 days after Fuquan Chengwang completes the recording process with the local industrial and commerce administration for transfer of the share ownership. Pursuant to the Investment Agreement, after the transfer of the 18% share ownership, if the value of Fuquan Chengwang is lower than RMB 257.354 million according to the financial statements audited by an accounting firm approved by the Tantech, Jingning Zhonggang will be obligated to refund to Tantech the overpaid amount. The payment could be in the form of cash, shares, or other assets with the same value, as selected by Tantech.

On December 17, 2019, Lishui Tantech entered into a supplementary agreement to the Investment Agreement (the “Supplementary Agreement,” and collectively with the Investment Agreement, the “Agreements”) with Jingning Zhonggang and Lishui Zhonggang Mining Co., Ltd. (“Lishui Zhonggang”). Jingning Zhonggang is a wholly-owned subsidiary of Lishui Zhonggang. Pursuant to the Supplementary Agreement, if Fuquan Chengwang is not able to receive the renewed mining permit by June 30, 2020, Lishui Tantech has the option to terminate the Investment Agreement and Jingning Zhonggang is obligated to return all of the consideration paid by the Company within 30 days after the termination date and the interest calculated by the relevant loan rate of the People’s Bank of China. Lishui Zhonggang, as the only shareholder of Jingning Zhonggang, will be jointly and severally liable for Jingning Zhonggang’s liabilities under the Agreements. Due to COVID-19 pandemic in early 2020, the permit renewal process has been delayed. Accordingly, the Company is in the process of negotiating an investment agreement amendment to extend the renewal due date from June 30, 2020 to December 31, 2020.

After a series of transactions and reorganization, as of December 31, 2019, The Company and Jingning Zhonggang owns 18% and 82% of Libo Haokun, respectively, through Jingning Meizhongkuang Industry Co., Ltd. (“Jingning Meizhongkuang”). Jingning Meizhongkuang owns 100% of Fuquan Chengwang. The Agreements would enable Tantech to indirectly hold a 18% stake in Fuquan Chengwang through holding 18% of the equity interest of Jingning Meizhongkuang.

On April 3, 2020, Lishui Ansheng Energy Technology Co., a third party, signed an investment agreement with Jingning Meizhongkuang to invest in Fuquan Chengwang by paying RMB 46.50 million (approximately $6.6 million) to exchange 18% of the interest of Fuquan Chengwang. After the transaction, the Company’s indirect interest in Fuquan Chengwang was diluted from 18% to 14.76% through holding 18% of the equity interest of Jingning Meizhongkuang.

As the Company did not have significant influence over the equity investee, the investments were accounted for using the cost method. For the six months ended June 30, 2020, the Company did not recognize any impairment losses for the long-term investments.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 19 – Taxes

Prepaid taxes

Prepaid taxes as of June 30, 2020 and December 31, 2019 consist of the following:

	June 30, 2020	December 31, 2019
Prepaid corporation income tax	$-	$356,121
Prepaid value-added tax	2,249,606	2,040,228

Total	$2,249,606	$2,396,349

Taxes Payable

Taxes payable as of June 30, 2020 and December 31, 2019 consist of the following:

	June 30, 2020	December 31, 2019
Corporation income tax payable	$303,307	$-
Other tax payable	93,623	102,704

Total	$396,930	$102,704

Corporation Income Tax (“CIT”)

Tantech BVI was incorporated in the BVI and is not subject to income taxes under the current laws of BVI.

USCNHK and Euroasia are holding companies registered in Hong Kong and has no operating profit for tax liabilities.

Tantech Bamboo was registered in the PRC and is subject to corporate income tax at a reduced rate of 15% starting from 2008 when it was approved by local government as a high-tech company. Tantech Bamboo did not renew the high-tech certificate for fiscal 2020 and subject to corporate tax rate of 25% for the year 2020. Shangchi Automobile was approved by local government as a high –Tech company on December 7, 2017 and was subject to income tax rate of 15%.

Tantech Bamboo, Lishui Tantech, Shenzhen E-Motors, Jiamu, Jiyi, Wangbo, Tantech Charcoal and Tanbo Tech are all subject to income tax at unified rate of 25% for the six months ended June 30, 2020.

The impact of the tax holidays noted above decreased foreign taxes by $nil and $351,187 for the six months ended June 30, 2020 and 2019, respectively. The benefit of the tax holidays on net income (loss) per share (basic and diluted) was $nil and $0.01 for the six months ended June 30, 2020 and 2019, respectively.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 19 – Taxes (continued)

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the six months ended June 30, 2020 and 2019:

	For the six months ended June 30, 2020	For the six months ended June 30, 2019
Statutory PRC income tax rate	25%	25%
Favorable tax rate impact	-%	(7)%
Permanent difference and others	5%	5%
Changes of deferred tax assets valuation allowances	11%	8%
Total	41%	31%

The provision for income tax consisted of the following:

	For the six months ended June 30,
	2020	2019
Current	$684,804	$545,520
Deferred	-	-
Total	$684,804	$545,520

Significant components of deferred tax assets and liabilities are as follows:

	June 30, 2020	December 31, 2019
Deferred tax assets:
Allowance for doubtful accounts and other reserves and impairments	$4,612,148	$4,426,306
Valuation allowance	(4,612,148)	(4,426,306)
Total	$-	$-

Deferred tax liability:
Increase in fair value of intangible assets acquired through acquisition	$1,920,502	$1,949,004
Impairment of intangible assets acquired through acquisition	(161,728)	(164,129)
Total	$1,758,774	$1,784,875

At June 30.,2020 and December 31,2019, the Company has provided full valuation allowance for deferred tax assets that the Company estimated the Company could not realize due to expected future operating loss in certain entities. As of June 30, 2020 and December 31,2019, the valuation allowance was $4,612,148 and $4,426,306, respectively. The Company’s management reviews this valuation allowance periodically and makes adjustments as necessary.

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 20 – Segment information

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results of consumer products, trading and electric vehicles separately. The Company has determined that it has three operating segments as defined by ASC 280, “Segment Reporting”: consumer products, electric vehicles, and trading. Consumer products segment manufactures and sells Charcoal Doctor branded products and BBQ charcoal in China. Trading segment conducts trading businesses related to bamboo charcoal products. Electric Vehicle segment (“EV”) was acquired in July 2017.

Adjustments and eliminations of inter-company transactions were not included in determining segment (loss) profit, as they are not used by the chief operating decision maker. The following table presents summary information by segment for the six months ended June 30, 2020 and 2019, respectively.

	Consumer product		Trading		EV		Total
	Six months ended June 30, 2020	Six months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019	Six months ended June 30, 2020	Six months ended June 30, 2019
Revenue from external customers	$16,194,577	$20,735,989	$6,274,998	$191,315	$420,209	$23,271	$22,889,784	$20,950,575
Revenue from inter segment	(105,710)	(713,307)	-	-	-	-	(105,710)	(713,307)
Cost of revenue	13,109,318	17,269,878	6,310,180	1,121	397,765	778	19,817,263	17,271,777
Gross profit	3,085,259	3,466,111	(35,182)	190,194	22,444	22,493	3,072,521	3,678,798
Interest Expenses	154,379	172,771	29,640	40,561	269	15,523	184,288	228,855
Depreciation & amortization	135,353	142,021	-	-	308,477	319,726	443,830	461,747
Capital expenditure	9,524	99,197	-	-	-	5,618	9,524	104,815
Segment assets	84,574,972	81,720,234	6,633,470	7,831,064	22,734,860	36,080,567	113,943,302	125,631,865
Segment profit	$1,927,761	$1,861,505	$(112,499)	$118,725	$(844,067)	$(789,212)	$971,195	$1,191,018

All of the Company's long-lived assets are located in the PRC.  Geographic information about the revenues, which are classified based on customers, is set out as follows:

	For the six months ended June 30,
	2020	2019
Revenue from China	$22,889,784	$20,950,575
Revenue directly from foreign countries	-	-
Total Revenue	$22,889,784	$20,950,575

TANTECH HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 21 – Major customers and suppliers

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, as follows:

For the six months ended June 30, 2020, six major customers accounted for approximately 26%, 18%, 14%, 11%, 11% and 11% of the Company’s total sales, respectively. For the six months ended June 30, 2019, six major customers accounted for approximately 22% ,21%,16%,14%,13%and 11% of the Company’s total sales, respectively.

As of June 30, 2020, five customers accounted for approximately 22%, 20%, 19%, 17% and 14% of the Company’s accounts receivable balance. As of December 31, 2019, five customers accounted for approximately 30%, 18%, 18%, 16% and 16% of the Company’s accounts receivable balance.

The Company also had certain major suppliers whose purchases individually represented 10% or more of the Company’s total purchases. For the six months ended June 30, 2020, two major suppliers accounted for approximately 62% and 12% of the Company’s total purchases, respectively. For the six months ended June 30, 2019, two major suppliers accounted for approximately 30% and 16% of the Company’s total purchases, respectively.

Note 22 – Subsequent events

Bank loan

On July 9, 2020, Tantech Charcoal entered into a short-term loan agreement with Bank of China (Lishui Branch) to borrow approximately $2.7 million (RMB 19.3 million) for one year with annual interest rate of 4.85%. The purpose of the loan was for purchasing bamboo charcoal materials. The loan was guaranteed by Tantech Bamboo, three related parties, Lishui Jiuanju Commercial Trade Co., Ltd., Forasen Group Ltd., Zhejiang Meifeng Tea Industry Co., Ltd.; and three individual related parties, Zhengyu Wang, Chairman of the Board and previous CEO of the Company, his wife, Yefang Zhang, and his relative, Aihong Wang.